UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 333-134536
                       -----------
(Check One):  [ ] Form 10-K  [X] Form 10-Q
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: November 30, 2010
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             UHF Logistics Group, Inc.
                            ---------------------------
                              Full Name of Registrant

                               Regal Group, Inc.
                            -------------------------
                            Former Name if Applicable

                    4/F, Building 1, Anle Industrial Park
                    Nantouguankou Road 2, Nanshan District
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Shenzhen,China 518052
                            ------------------------
                            City, State and Zip Code












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PART II - RULES 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Management of UHF Logistics Group, Inc. formerly known as Regal Group, Inc., a Nevada corporation (the "Company"), deems additional time is necessary in order to fully compile the necessary financial information and adequately complete its financial statements required to prepare its Quarterly Report on
Form 10-Q for quarter ended November 30, 2010.   This statement could not be
completed without unreasonable effort or expense. Such difficulties prevent the Company from filing the report because the information and disclosures being completed are integral to the Quarterly Report on Form 10-Q. The Company expects to be able to file within the additional time allowed by this report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Parrish Medley               310            402-3177
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no, identify report(s).
      [X] YES [ ] NO








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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

      [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            UHF Logistics Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: January 14, 2011                         By: /s/ Parrish Medley
                                            ---------------------------------
                                            President/Chief Executive Officer